Exhibit (a) (17)

             Description Of Tax Consequences To Employees In Brazil


MATERIAL BRAZILIAN INCOME TAX CONSEQUENCES

         The following is a general summary of the material Brazilian income tax consequences of the exchange of eligible options and the grant of the new options or replacement options, as the case may be, pursuant to this offer applicable to the Brazilian subsidiaries of Nortel Networks and to those eligible employees who are residents of Brazil (excluding expatriates). This discussion is based on the applicable provisions of the Brazilian tax legislation in force on June 15, 2001, which are subject to change.

         Eligible employees who are residents of Brazil who exchange eligible options for new options or replacement options, as the case may be, will not be required to recognize income for Brazilian income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange for Brazilian income tax purposes. At the date of grant of the new options or replacement options, as the case may be, eligible employees who are residents of Brazil will not be required to recognize income for Brazilian income tax purposes. The grant of options is not recognized as taxable income for Brazilian income tax purposes.

         Brazilian tax practitioners are divided on the issue of whether optionees are taxable upon the exercise of stock options:

         (a) One group takes the position that there is no tax at exercise, since the exercise is merely the purchase of an asset at a discount and no benefit is actually received at that time. There will be no taxation until the shares acquired upon exercise of the options are sold. The income from the sale of the shares will be treated as a capital gain. The capital gain will be calculated as the excess of (i) the proceeds from the sale of the shares over (ii) the exercise price of the shares purchased upon the exercise of the options. Capital gains are taxable at a flat rate of 10% (20% in 2002). However, the first R$4,143.50 per month is exempt from tax.

         (b) The other group claims that value is received at exercise and the bargain element (i.e. the difference between the fair market price of the shares on the date of exercise and the exercise price of the shares purchased upon such exercise) therefore is taxable as compensation. Upon any subsequent sale of such shares, the optionee will recognize a capital gain (or loss) in an amount equal to the difference between the amount realized on the sale of the shares and the fair market price of such shares on the date of exercise of such shares.

Nortel Networks takes the first position and will therefore not withhold tax when optionees exercise their options

         WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.